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                            UNITED STATES                 OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION   OMB Number: 3235-0145
                        WASHINGTON, D.C. 20549         Expires: October 31, 1994
                                                       Estimated average burden
                                                       hours per form .... 14.90

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.          )*
                                         ---------

                       CITATION Computer Systems, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)

                                172894  10  7
               ------------------------------------------------
                                (CUSIP Number)

        Richard D. Neece, CITATION Computer Systems, Inc.
        424 South Woods Mill Road, Suite 200, Chesterfield, Missouri  63017
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                 Various from October 10 to November 11, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D


CUSIP NO.   172894 10 7                          PAGE       OF        PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank L. Poggio
         ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
         Not applicable
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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


         SC

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            231,473
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
  PERSON                None
   WITH          ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        231,473
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,473
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         Not applicable
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
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14     TYPE OF REPORTING PERSON*


       IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7


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ITEM 1.  SECURITY AND ISSUER

        No amendment with respect to this Item.

ITEM 2.  IDENTITY AND BACKGROUND

        No amendment with respect to this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        No amendment with respect to this Item.

ITEM 4.  PURPOSE OF TRANSACTION

        No amendment with respect to this Item.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

        (a) Frank L. Poggio beneficially owns 231,473 shares, 6.1% percent of the issued and outstanding shares of the Issuer's common stock.

        (b) All shares issued are subject to Mr. Poggio's sole power to vote and sole power to dispose.

        (c) Mr. Poggio sold the following shares of the Issuer's common stock as follows:

            # of Shares Sold            Price                   Date Sold
            ----------------            -----                   ---------
                10,000                  $11.00                  10/10/96
                 5,000                  $11.00                  10/15/96
                25,000                  $10.69                  10/16/96
                10,150                  $10.90                  10/18/96
                20,000                  $12.33                  11/07/96
                35,000                  $12.40                  11/08/96
                15,000                  $12.40                  11/11/96


             The sales were made through "brokers' transactions" as that term is defined in Rule 144 promulgated by the Securities and Exchange Commission, through the National Association of Securities Dealers Automated Quotation System.

        (d)  No person has such right.

        (e)  Not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER

      No amendment to this Item.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      No amendment to this Item.


                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:   November 21, 1996                       By: /s/ Frank L. Poggio
        -----------------                           -------------------